United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
December 2008
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__.)

Press Release
Signature Page

MINUTES OF THE EXTRAORDINARY GENERAL SHAREHOLDERS MEETING
OF COMPANHIA VALE DO RIO DOCE, HELD ON DECEMBER 29, 2008.
LISTED COMPANY
CORPORATE TAX CODE (CNPJ) # 33,592,510/0001-54
BOARD OF TRADE REGISTRATION (NIRE) # 33,300,019,766
01 — DATE, TIME AND VENUE:
At Vale’s head office, located at Avenida Graça Aranha, 26, 19th floor, Rio de Janeiro, on December 29, 2008, at 4:30 p.m.
02 — PANEL:
Chairman: Mr. Renato da Cruz Gomes
Secretary: Mrs. Maria Isabel dos Santos Vieira
03 — ATTENDANCE AND QUORUM:
Attended by the shareholders representing 52,77% of the voting capital, as recorded in the Shareholder Attendance Ledger, thereby confirming the quorum for the Extraordinary General Shareholders meeting to take place solely to deliberate on the matters listed in itens 1 to 5 of the Agenda. Therefore, the matters listed in itens 6 and 7 of the Agenda, to comply with the Article 135 of the Brazilian Corporate Law, will not be submitted to the Shareholders approval.
Also present Vale’s Executive Officer Mr. Tito Botelho Martins Junior, responsible for the Non-ferrous area, Mr. Gelson Amaro, representative of ACAL Consultoria e Auditoria S/S; a specialized company which prepared a valuation report of Mineração Onça Puma S.A., pursuant to §1º of Article 8 of Brazilian Corporate Law, and Mr. Antonio José Figueiredo Ferreira and Mr. Aníbal Moreira dos Santos, members of Vale’s Fiscal Council, pursuant to Article 164 of Brazilian Corporate Law.
04 — SUMMONS:
Publication of Notice duly published in the Jornal do Commercio on November 28, 29 and 30 and December 02 and 03, 2008, in the Diário do Comércio e Indústria (DCI) on November 28, 29 and 30 and December 01 and 02, as well as in the Rio de Janeiro Official State Gazette on November 28 and December 1 and 2, 2008, with the following agenda:
1.
The Approval for the Protocol and Justification of the Consolidarion of Mineração Onça Puma S.A. into Vale, a wholly owned subsidiary of Vale, pursuant to articles 224 and 225 of the Brazilian Corporate Law;

2.	To ratify the appointment of ACAL Consultoria e Auditoria S/S, the experts hired to appraise the value of Mineração Onça Puma S.A.;

3.	To decide on the Appraisal Report, prepared by the expert appraisers;

Continuation of the Minutes of the Extraordinary General Shareholders’ Meeting
held on December 29, 2008.
4.	The Approval for the consolidation of Mineração Onça Puma S.A. into Vale, without a capital increase or the issuance of new Vale shares;

5.
To ratify the appointment of a member and an alternate of the Board of Directors, duly nominated during the Board of Directors meetings held on April 17, 2008 and May 21, 2008 in accordance with §10 of article 11 of Vale’s By-Laws;

6.	To amend article 1 of Vale’s By-laws in order to replace the acronym “CVRD” for “Vale” in accordance with the new global brand unification;

7.	To adjust articles 5 and 6 of Vale’s By-Laws to reflect the capital increase resolved in the Board of Directors meetings held on July 22, 2008 and August 05, 2008.
05 — READING OF DOCUMENTS:
The reading of the following documents was unanimously waived as the content of the same was already known to all the shareholders: (i) the Convening Notice (ii) the Protocol and Justification of the Consolidation of Mineração Onça Puma S.A. into Vale, (iii) the Appraisal Report prepared by ACAL Consultoria e Auditoria S/S (ACAL) and (iv) the Fiscal Council’s Reports.
Therefore, after discussion and comments by the shareholders on the above mentioned documents, the following resolutions were made:
06 — RESOLUTIONS:
The following resolutions were approved by all voting shareholders, not counting, however, the dissension in the form of voting abstention, of the funds managed by BB Gestão de Recursos DTVM S.A., for item 6.3, and by Banco Opportunity for item 6.6, and other abstentions presented in write.

6.1 -	the present written minutes were approved in a summarized form as well as the publication of the same, omitting the signatures of the present shareholders, pursuant to article 130, §1º and §2º, of the Brazilian Corporate Law;

6.2 -	the Protocol and Justification of the Consolidation into Vale of Mineração Onça Puma S.A., a wholly-owned subsidiary of Vale;

6.3 -	the ratification of the appointment of ACAL, specialized company which, pursuant to article 8 of the Brazilian Corporate Law, performed the valuation of the assets of Mineração Onça Puma S.A.. Upon prior consultation, ACAL accepted the engagement and is able to deliver the Appraisal Report relating to the shareholders’ equity of Mineração Onça Puma S.A. to be transferred to Vale’s assets;

6.4 -	the Appraisal Report of Mineração Onça Puma S.A. prepared by ACAL;

Continuation of the Minutes of the Extraordinary General Shareholders’ Meeting
held on December 29, 2008.

6.5 -	the consolidation into Vale of Mineração Onça Puma S.A., without the issuance of new shares or capital increase in Vale’s capital, at the respective net book value as per the balance sheets at October 31, 2008, with the transfer of its assets to Vale. With the consolidation of Mineração Onça Puma S.A. into Vale, the latter unconditionally assumes all properties, rights and obligations of Mineração Onça Puma S.A., of a legal or conventional order, under the terms of current legislation;

6.6 -	the ratification of the nomination approved by the Board of Directors members, in meetings held on April 17, 2008 and May 21, 2008, pursuant to §10 of article 11 of Vale’s By-Laws, of Mr. MASAMI IIJIMA and Mr. PAULO SÉRGIO MOREIRA DA FONSECA, respectively as director and alternate. Both Board of Directors members shall remain in office until the next General Shareholders’ Meeting to be held in 2009. Their fees shall be paid as established in Vale’s General Shareholders’ Meeting held on April 29, 2008 and distributed to the Board of Directors members, in the Board Meeting held on May 21, 2008.

For the purposes outlined in Article 146, paragraph 2 of Law # 6,404/76, Board Member Mr. MASAMI IIJIMA, has nominated and constituted as his attorney Mr. Shunji Komai.
07 — ADJOURNMENT
At 5.30 p.m., these Minutes were read, approved and signed by the Secretary, the Chairman and the Shareholders present.
We hereby declare that this is a true copy of the Minutes of the Meeting contained in the corporate records of the Company.
Rio de Janeiro, December 29, 2008.

Renato da Cruz Gomes	Maria Isabel dos Santos Vieira
Chairman	Secretary

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: December 29, 2008	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations